Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Pyxis Oncology, Inc. of our report dated February 22, 2023, relating to the consolidated financial statements of Apexigen, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a going concern uncertainty and an emphasis of a matter paragraph relating to the reverse recapitalization), as of and for the years ended December 31, 2022 and 2021, appearing in the Current Report on Form 8-K/A of Pyxis Oncology, Inc. dated October 27, 2023. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Moss Adams LLP

San Francisco, California

March 27, 2024